Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of June 4, 2007

among

SIERRA HOLDINGS CORP.,

SIERRA MERGER CORP.

and

AVAYA INC.

Section 8.13	Interpretation	65

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 4, 2007 (this “Agreement”), is among SIERRA HOLDINGS CORP., a Delaware corporation (“Parent”), SIERRA MERGER CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and AVAYA INC., a Delaware corporation (the “Company”).  Certain terms used in this Agreement are used as defined in Section 8.12.

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth in this Agreement (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the Guarantors (each, a “Guarantor”) is entering into a limited guarantee in favor of the Company (each, a “Guarantee”) with respect to certain of Parent’s obligations under this Agreement;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

SECTION 1.1                  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.2                  Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New

York 10153 at 10:00 a.m. (New York City time) on a date to be specified by the parties, following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), that is the earlier of (a) any business day before or during the Marketing Period as may be specified by Parent on no less than three business days’ prior notice to the Company and (b) the final day of the Marketing Period, or such other date, time, or place as agreed to in writing by the parties hereto.  The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.3                  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”).  The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.4                  Effects of the Merger.  The Merger shall have the effects set forth in the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5                  Certificate of Incorporation and By-laws of the Surviving Corporation.  At the Effective Time, the certificate of incorporation and by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and by-laws of Merger Sub, and as amended shall be the certificate of incorporation and by-laws of Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.9 hereof).

SECTION 1.6                  Directors and Officers of the Surviving Corporation.

(a)              Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(b)              The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates; Company Stock Options

SECTION 2.1                  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a)           Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(b)           Cancellation of Treasury Stock and Parent-Owned Stock.  Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent or Merger Sub, shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)           Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $17.50, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

SECTION 2.2                  Exchange of Certificates.

(a)              Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) to receive, on terms reasonably acceptable to the Company, for the benefit of holders of shares of Company Common Stock, the aggregate Merger Consideration to which holders of shares of Company Common Stock shall become entitled pursuant to Section 2.1(c).  Parent shall deposit such aggregate Merger Consideration with the Paying Agent at or prior to the Effective Time.  Such aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) money market funds investing solely in a combination of the foregoing.  Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this paragraph.

(b)              Payment Procedures.  Promptly after the Effective Time (but in no event more than two business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c)              Transfer Books; No Further Ownership Rights in Company Stock.  The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)              Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e)              Termination of Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)               No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)              Withholding Taxes.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and paid over to the appropriate Government Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  If any withholding obligation may be avoided by such holder providing information or documentation to Parent, the Surviving Corporation or the Paying Agent, such information shall be requested prior to any such withholding.

SECTION 2.3                  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL.  If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon.  The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal, and (ii) the opportunity to control all negotiations and proceedings with respect to demands for appraisal under the DGCL.

SECTION 2.4                  Company Stock Options and RSUs.

(a)              At or prior to the Effective Time, the Company shall take all action necessary (including any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) such that:

(i)            Except as otherwise agreed by Parent and the holder thereof, each option outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) that represents the right to acquire shares of Company Common Stock and was issued under a Company Stock Plan (each, an “Option”) shall at the Effective Time be cancelled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Option.  The Option Consideration shall be paid by the Surviving Corporation on the Closing Date.  For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Option, an amount equal to the excess, if any, of (i) the Merger Consideration per share of Company Common Stock over (ii) the exercise price payable in respect of such share of Company Common Stock issuable under such Option.

(ii)           Immediately prior to the Effective Time, except as otherwise agreed by Parent and the holder thereof, each restricted stock unit in respect of a share of Company Common Stock issued under a Company Stock Plan (collectively, the “RSUs”) which is subject only to time based vesting criteria shall vest in full and be converted into the right to receive the Merger Consideration in respect thereof, and the holder of such RSU shall be paid on the Closing Date, an aggregate amount of cash as the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time (the “RSU Consideration”).

(iii)          The Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Section 2.4 to any holder of Options or RSUs such amount as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, or local Tax Law, and the Surviving Corporation shall make any required filings with and payments to Taxing authorities relating to any such deduction or withholding.  To the extent that amounts are so deducted and withheld by the Surviving Corporation, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the holder of Options or RSUs in respect of which such deduction and withholding was made by the Surviving Corporation.

(b)              The holders of RSUs that are subject to performance based vesting criteria have such rights as are conferred on them by the terms of their grants.  Subject to such rights, the Company and Parent will work together in good faith to determine the appropriate treatment upon the Closing for such RSUs.

SECTION 2.5                  Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that except as disclosed (a) in the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), or (b) other than in the case of the representations and warranties set forth in Sections 3.2(a) through (c), 3.16(a)(iii) and 3.18, in (or incorporated by reference in) the Company SEC Documents (as hereinafter defined) filed and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) other than the Excluded Disclosures (it being understood that any matter disclosed in the Company Disclosure Schedule or in (or incorporated by reference in) such Company SEC Documents shall be deemed disclosed with respect to any section of this Article III to which the matter relates (except as specifically provided above) to the extent the relevance to each such section is readily apparent):

SECTION 3.1                  Organization, Standing and Corporate Power.

(a)              The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company.  For purposes of this Agreement, “Material Adverse Effect” shall mean any change, event or occurrence which, individually or in the aggregate, does have or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, other than changes, events, occurrences or effects (i) generally affecting (A) the industry in which the Company and its Subsidiaries operates, provided that such changes, events, occurrences or effects do not affect the Company and its Subsidiaries in a materially disproportionate manner as compared to other participants in such industry, or (B) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (ii) arising out of, resulting from or attributable to (A) changes in Law or in generally accepted accounting principles or in accounting standards, or changes in general legal, regulatory or political conditions, (B)  the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (C) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (D) earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries that is required by this Agreement (including, without limitation, actions required under Section 2.4) or with Parent’s written consent or at Parent’s written request, (F) any decline in the market price, or change in trading volume, of the capital stock of the Company, or (G) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings in and of itself (for the avoidance of doubt, the exceptions in clauses (F) and (G) shall not prevent or otherwise affect a determination that the underlying cause of any such failure is a Material Adverse Effect).

(b)              Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)              The Company has made available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company, as amended to the date of this Agreement (the “Company Charter Documents”).

SECTION 3.2                  Capitalization.

(a)              The authorized capital stock of the Company consists of 1,500,000,000 shares of Company Common Stock and 200,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”), (x) 7,500,000 of which have been designated as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) reserved for issuance in connection with the rights (the “Rights”) issued under the Rights Agreement, dated as of September 29, 2000, between the Company and The Bank of New York, as rights agent, as amended by Amendment No. 1 dated as of February 28, 2002 (the “Rights Agreement”) and (y) 4,000,000 of which have been designated as Series B Convertible Participating Preferred Stock.  At the close of business on May 31, 2007, (i) 450,952,868 shares of Company Common Stock were issued and outstanding, (ii) 1,058,297 shares of Company Common Stock were held by the Company in its treasury, (iii) 42,021,140 shares of Company Common Stock were reserved for issuance pursuant to outstanding Options under the Company Stock Plans, (iv) 6,672,875 RSUs were credited to participants under their accounts under the Company Stock Plans, (v) 551,504 deferred shares of Company Common Stock were credited to participants under the Avaya Inc. Deferred Compensation Plan, and (vi) no shares of Company Preferred Stock were issued or outstanding.  On June 1, 2007, the Company granted 128,100 Options and 46,200 RSUs to participants under the Company Stock Plans.

(b)              Section 3.2 of the Company’s Disclosure Schedule sets forth, as of June 1, 2007, a list of all holders of Options under the Company Stock Plans and all participants holding RSUs credited to their accounts under the Company Stock Plans, and, in each case, the date of grant, the number of shares of Common Stock subject to such Option or RSU and, in the case of the Options, the price per share at which such Option may be exercised.

(c)              Except as set forth in this Section 3.2, as of June 1, 2007, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company to grant, extend or enter into any such agreements.  No direct or indirect Subsidiary of the Company owns any Company Common Stock.  All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Since June 1, 2007, except as set forth in Section 3.2(a), the Company has not (1) issued any Company Securities, other than or pursuant to (A) Options or RSUs referred to above, that were outstanding as of June 1, 2007, (B) the ESPP, (C) distribution of deferred shares, referred to above, that were credited as of May 31, 2007 and (D) Options or RSUs issued as permitted by Section 5.2(a)(i)(A)(2), or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of its capital stock.

(d)              Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, all the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all liens, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and other applicable securities laws.  Section 3.2(d) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company that are not, directly or indirectly, wholly-owned by the Company (except for directors’ qualifying shares or the like), and the ownership percentage of each such Subsidiary owned by the Company and/or any of its Subsidiaries.  Except as set forth in Section 3.2(d) of the Company Disclosure Schedule or, in the case of those Subsidiaries of the Company that are not Material Subsidiaries, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each outstanding share of capital stock of each Subsidiary of the Company, which is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and (ii) there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other ownership interests of any Subsidiary of the Company (except for directors’ qualifying or similar shares, or with respect to Avaya India), including any right of conversion or exchange under any outstanding security, instrument or agreement

SECTION 3.3                  Authority; Noncontravention; Voting Requirements.

(a)              The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)              The Board of Directors of the Company, at a meeting duly called and held and at which all directors were present, has (i) unanimously (other than the abstaining directors) approved and declared advisable this Agreement and the Transactions, including the Merger, (ii) determined that this Agreement and the transactions contemplated hereby, upon the terms and conditions contained herein, are in the best interests of the Company and the holders of Company Common Stock, and (ii) resolved, subject to Section 5.3 hereof, to recommend that stockholders of the Company adopt this Agreement and that, subject to Section 5.1(a), such matter be submitted for consideration at the Company Stockholders Meeting.

(c)              Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter Documents or of the similar organizational documents of any of the Company’s Subsidiaries except, in the case of those Subsidiaries of the Company that are not Material Subsidiaries, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries, (y) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, its Subsidiaries’, obligations under any such Contract, or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), for such violations, defaults or accelerations as would not reasonably be expected to have a Material Adverse Effect or materially delay or impede the Company’s obligations hereunder or to consummate the Transactions.

(d)              The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.

SECTION 3.4                  Governmental Approvals.  Except for (i) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the, “Exchange Act”), and the rules of the New York Stock Exchange, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and (iv) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment, including Council Regulation No. 139/2004/EC of the European Community, as amended (the “EC Merger Regulation”) (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.5                  Company SEC Documents; Undisclosed Liabilities.

(a)              The Company has filed with or furnished to the SEC, on a timely basis, all required registration statements, reports and proxy statements with the SEC from October 1, 2006 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b)              The consolidated financial statements of the Company included in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (i) with respect to financial statements included in Company SEC Documents filed as of the date of this Agreement, as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c)              Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) reflected or reserved against on the balance sheet of the Company and its Subsidiaries as of March 31, 2007 (the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise in connection with the Transactions or (iv) as would not reasonably be expected to have a Material Adverse Effect.

(d) (i) Since October 1, 2006, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 of the Exchange Act.

(iii) The Company has disclosed, based on its most recent evaluation prior to the date hereof,

to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iv) As of the date hereof, to the Knowledge of the Company, the Company has not identified any material weaknesses in internal controls. To the Knowledge of the Company, the Company is not aware of any facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

SECTION 3.6                  Absence of Certain Changes.  Since September 30, 2006 (a) through the date of this Agreement, except for the Transactions, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects, in the ordinary course of business consistent with past practice and (b) there has not been any Material Adverse Effect or any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

SECTION 3.7                  Legal Proceedings.  Except as would not reasonably be expected to have a Material Adverse Effect, (a) there is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, suit, or action against the Company or any of its Subsidiaries, nor is there any injunction, order, judgment, ruling or decree imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority and (b) none of the Company or any of its Subsidiaries is subject to any outstanding order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Entity.  As of the date of this Agreement, to the Knowledge of the Company, no director or officer of the Company or any of its Subsidiaries is a defendant in any suit, action, or proceeding to which the Company or any of its Subsidiaries is not also a defendant, including as a nominal defendant, in connection with his or her status as a director or officer of the Company or any of its Subsidiaries.

SECTION 3.8                  Compliance With Laws; Permits.  The Company and its Subsidiaries are, and since October 1, 2005 have been, in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities, including the Sarbanes-Oxley Act (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except for such non-compliance as would not reasonably be expected to have a Material Adverse Effect.  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms of all Permits, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.9                  Affiliate Transactions.  To the Knowledge of the Company, since October 1, 2006, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Filed Company SEC Documents publicly filed prior to the date hereof.

SECTION 3.10                Tax Matters.

(a)              Except for those matters that would not reasonably be expected to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns (as hereinafter defined) required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects; (ii) all Taxes required to have been paid by the Company and its Subsidiaries have been timely paid; (iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the Company SEC Documents; (iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received; (v) neither the Company nor any of its Subsidiaries has made any compensatory payments or has been or is a party to any compensatory agreement, contract, arrangement, or plan that provides for compensatory payments that were not deductible or could reasonably be expected to be nondeductible under Code section

162(m), (vi) all Taxes required to be withheld by the Company and its Subsidiaries have been withheld and paid over to the appropriate Tax authority, (vii) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was intended to be governed by Section 355 of the Code, and (viii) neither the Company nor any of its Subsidiaries has entered into any transaction defined under Sections 1.6011-4(b)(2), -4(b)(3) or -4(b)(4) of the Treasury Regulations promulgated under the Code.

(b)              For purposes of this Agreement:  (x) “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing and (y) “Tax Returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

SECTION 3.11                Employee Benefits and Labor Matters.

(a)              Section 3.11 of the Company Disclosure Schedule lists each  Company Plan with respect to its current and former employees located in the United States and Germany (other than statutorily required plans in Germany).  The Company has made available to Parent correct and complete (in all material respects) copies of (1) each Company Plan (other than statutorily required plans in Germany) or, in the case of individual agreements, a representative form of agreement (and, with respect to Severance Agreements for Executive Officers listed on Section 3.11(c) of the Company Disclosure Schedule, noting any instances in which the actual agreements that were executed deviate from the form), (2) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Plan (if any such report was required) and the most recent actuarial valuation or similar reports with respect to each Company Plan for which such report is available, (3) the most recent summary plan description for each Company Plan for which such summary plan description is required and (4) each trust agreement and insurance or group annuity contract relating to any Company Plan, provided that, for purposes of this sentence “Company Plan” shall mean only those Company Plans required to be set forth in Section 3.11(a) of the Company Disclosure Schedule.  Each Company Plan has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any instances of noncompliance that would not reasonably be expected to have a Material Adverse Effect.  Except as set forth in Section 3.7 of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course) with respect to any Company Plans that would reasonably be expected to have a Material Adverse Effect.  All Company Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination letter from the IRS or have filed a timely application therefor and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that would adversely affect the qualification of such Company Pension Plan.  The Company has made available to Parent a correct and complete copy of the most recent determination letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.  No Company Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(b)              Neither the Company or any of its Subsidiaries, nor to the Knowledge of the Company, any trade or business that, together with the Company or any of its Subsidiaries, would be deemed a single employer within the meaning of Section 4001 of ERISA (an “ERISA Affiliate”) maintains or contributes to, or has maintained or contributed to during the previous six years, or has any material liability with respect to, any Multiemployer Plan or any “defined benefit plan” (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA that is not a Company Pension Plan, in each case, as would be reasonably expected to have a Material Adverse Effect.

(c)              Except as set forth in Section 3.11(c) of the Company Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Plan exists that, as a result of the execution of this Agreement, the Stockholder Approval, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), would reasonably be expected to (i) result in any increased severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable, require the security of benefits under or result in any other material obligation pursuant to, any of the Company Plans, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans.

(d)              The Company is not aware of any facts that would make the calculation of the non-deductible amount of the “excess parachute payment” under Section 280G of the Code previously provided to Parent with respect to the thirteen executives of the Company included in such calculation, based upon the assumptions used therein, inaccurate in any material respects.

(e)              To the Knowledge of the Company, as of the date hereof, (i) the Pension Benefit Guaranty Corporation (the “PBGC”) has not initiated any proceeding, or asserted any rights, under sections 4041 or 4042 of ERISA and (ii) neither the Company nor any of its Subsidiaries has received an inquiry in any form, written or oral, from the PBGC, under its so-called “Early Warning Program” or otherwise, regarding the funded status of any pension plan of the Company or any of its Subsidiaries (any initiation, assertion or inquiry of the sort described in this clause (e), a “PBGC Contact”).

(f)               To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has granted any “stock right” (as that term is defined in Treas. Regs. Section 1.409A-1(l)) that does not qualify, or that at any time following grant would not have qualified, for the exemption from Section 409A of the Code set forth at Treas. Regs. Section 1.409A-1(b)(5)(i), except to the extent such failure to qualify would not reasonably be expected to result in a material liability to the Company.

(g)              The Company has provided Parent copies of all material terms of each collective bargaining or other labor union contract to which the Company or any of its Subsidiaries is a party related to employees located in the United States or Germany.  Except as disclosed in Section 3.11(g) of the Company Disclosure Schedule or, in the case of clauses (ii) through (v), as would not reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement in the United States (each a “Collective Bargaining Agreement”); (ii) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries; (iii) no Collective Bargaining Agreement is being negotiated by the Company or, to the Knowledge of the Company, any of its Subsidiaries; (iv) as of the date hereof, there is no strike, lockout, slowdown, or work stoppage in the United States against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that may interfere with the respective business activities of the Company or any of its Subsidiaries; or (v) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Authority.

SECTION 3.12                Environmental Matters.  Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (A) each of the Company and its Subsidiaries is and has been in compliance with all applicable laws, regulations or other legal requirements relating to the protection of the environment or human health and safety (“Environmental Laws”), which compliance includes obtaining, maintaining or complying with all Permits required under Environmental Laws for the operation of their respective businesses, (B) there is no investigation, suit, claim, action or proceeding relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property owned, operated or leased by the Company or any of its Subsidiaries, (C) neither the Company nor any of its Subsidiaries has received any notice of or entered into any obligation, liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws and (D) since the later of October 1, 2000 or the date of acquisition of the relevant Subsidiary or property, there has been no release of any Hazardous Material into the environment by the Company or any of its Subsidiaries.  This Section

3.12, the second sentence of Section 3.5(a) and Section 3.5(b), constitute the sole and exclusive representations and warranties of the Company regarding environmental and health and safety matters, or liabilities or obligations, or compliance with Laws, relating thereto.

SECTION 3.13                Intellectual Property.

(a)              Except as set forth in Section 3.13(a) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property reasonably necessary in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”).

(b)              Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, no claims are pending or, to the Knowledge of the Company, threatened, (i) challenging the ownership, enforceability, scope, validity, or use by the Company or any Subsidiary of any Company Intellectual Property owned by the Company, or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property, other than claims that would not reasonably be expected to have a Material Adverse Effect.

(c)              Except as set forth in Section 3.13(c) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Company Intellectual Property and (ii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.

(d)              Except as would not reasonably be expected to have a Material Adverse Effect, the Company and/or its Subsidiaries take and have taken commercially reasonable actions to maintain and preserve any Company Intellectual Property owned by the Company or its Subsidiaries.

(e)              To the Knowledge of the Company, no material Company Intellectual Property owned by the Company or its Subsidiaries is being used or enforced by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any such Company Intellectual Property.

(f)               Except as set forth in Section 3.13(f) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, and the use of data that are, to the Knowledge of the Company, commercially reasonable and, in any event, in compliance with all applicable Laws.

(g)              Except as set forth in Section 3.13(g) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, there have been no material losses or thefts of data or security breaches relating to, violations of any security policy regarding, or any unauthorized access or unauthorized use of any data used in the businesses of Company and its Subsidiaries.

(h)              The Company and its Subsidiaries possess or control: (i) the source code, object code and documentation for all Owned Software; and (ii) to the extent necessary to develop, support or maintain Software as developed, supported or maintained, as applicable, in their business, the object code or the source code and documentation for Licensed Software.  No person other than the Company and its Subsidiaries has any material ownership right or interest in or with respect to the material Owned Software.  The Company and its Subsidiaries have disclosed source code to material Owned Software only pursuant to written confidentiality terms that reasonably protect the Company or its Subsidiary’s rights in such Owned Software.  Except with respect to source code escrow commitments, no material Owned Software is subject to any obligation that would require the Company or its Subsidiaries to divulge to any person any source code or trade secret that is part of any material Owned Software.

SECTION 3.14                Rights Agreement; Anti-Takeover Provisions.

(a)              The Company has taken all actions necessary under the Rights Agreement to (i) render the Rights Agreement, and the rights issued thereunder, inapplicable to this Agreement, the Merger and the Transactions; (ii) ensure that (A) none of Parent, Merger Sub or any of their Subsidiaries is an Acquiring Person (as such term is defined in the Rights Agreement) pursuant to the Rights Agreement as a result of this Agreement or the Transactions and (B) a Distribution Date or Shares Acquisition Date (as such terms are defined in the Rights Agreement) does not occur, in the case of clauses (A) and (B), solely by reason of the execution of this Agreement or the consummation of the Transactions, and (iii) provide that the Final Expiration Date (as such term is defined in the Rights Agreement) shall occur immediately prior to the Effective Time.

(b)              Assuming the accuracy of the representations and warranties set forth in Section 4.8, the approval of this Agreement by the Board of Directors of the Company constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL.  To the Knowledge of the Company, no other state anti-takeover statue applies to the Company as a result of the transactions contemplated hereby, including the Merger.

SECTION 3.15                Property.  Except as would not have a Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its owned real property and personal property and has valid leasehold interests in all of its leased properties, sufficient to conduct their respective businesses as currently conducted, free and clear of all Liens (except in all cases for Permitted Liens) and Encumbrances (except in all cases for Permitted Encumbrances). Except as would not have a Material Adverse Effect, (a) all leases under which the Company or any of its Subsidiaries lease any real property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and (b) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.

SECTION 3.16                Contracts.

(a)           Section 3.16 of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement except for any Contract which has been filed as an exhibit to any Filed Company SEC Documents.  For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:

(i)            are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii)           with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii)          relate to Indebtedness and having an outstanding principal amount in excess of $10 million individually;

(iv)          were entered into after September 30, 2006, and involve the acquisition from another person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person for aggregate consideration under such Contract (or series of related Contracts) in excess of $20 million (other than acquisitions or dispositions of inventory in the ordinary course of business);

(v)           any Contract (or series of related Contracts) with any agency or department of the United States federal government for the purchase of goods and/or services from the Company or any of its Subsidiaries which would reasonably be expected to result in payments to the Company or any of its Subsidiaries in excess of $10 million;

(vi)          relate to an acquisition, divestiture, merger, license or similar transaction and contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $15 million;

(vii)         relate to any guarantee or assumption of other obligations of any third party or reimbursement of any maker of a letter of credit, except for agreements entered into in the ordinary course of business consistent with past practice which agreements relate to obligations which do not individually exceed $10 million;

(viii)        are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries is a named party and licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries (other than license agreements for software that is “open source” or generally commercially available);

(ix)           prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibits the issuance of guarantees by any wholly owned Subsidiary of the Company;

(x)            contains provisions that prohibit the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company from competing in any material line of business; or

(xi)           accounted for aggregate revenue to the Company or any of its Subsidiaries of (A) more than $50 million during the Company’s 2006 fiscal year or (B) more than $25 million during the first six months of the Company’s 2007 fiscal year.

(b)              (i) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect, either individually or in the aggregate, would not reasonably be expected to have, a Material Adverse Effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (v) to the Knowledge of the Company, the Company has not received any notice from any counterparty that such counterparty intends to terminate, or not renew, any Material Contract, or is seeking the renegotiation thereof in any material respect or substitute performance thereunder in any material respect.  As of the date hereof, with respect to Material Contracts either made available to Parent by the Company or publicly filed with the SEC, the versions of such Material Contracts either made available or publicly filed contain all of the material terms thereof, except for (x) the Material Contracts referred to in Section 3.16(a)(v) and (y) any pricing and product identification terms redacted from any such Material Contracts.

SECTION 3.17                Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Credit Suisse Securities (USA) LLC, to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of the Company Common Stock is fair, from a financial point of view, to such holders and a copy of such opinion will be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

SECTION 3.18                Swap Agreements.  As of May 31, 2007, (a) the gross notional amount outstanding under all existing currency and interest rate swap transactions to which the Company or any of its wholly owned Subsidiaries is a party was approximately $557.2 million and (b) the estimated fair value of the Company’s and its wholly owned Subsidiaries’ foreign currency forward contracts was an approximately $1.7 million loss.

SECTION 3.19                Brokers and Other Advisors.  Except for Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

SECTION 3.20                No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.1                  Organization; Standing.  Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

SECTION 4.2                  Authority; Noncontravention.

(a)           Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Transactions.  The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors and adopted by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries, or (y) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (ii), for such violations or defaults as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 4.3                  Governmental Approvals.  Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules of The New York Stock Exchange, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iii) filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

SECTION 4.4                  Ownership and Operations of Merger Sub.  Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

SECTION 4.5                  Financing.

(a)              Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) executed commitment letters (the “Equity Funding Letters”) from Silver Lake Partners III, L.P. and TPG Partners V, L.P. (each, an “Equity Provider”, and collectively the “Equity Provider Group”) to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (ii) executed commitment letters and redacted forms of fee letters, dated as of the date of this Agreement, from Morgan Stanley Senior Funding, Inc., Citigroup Global Markets Inc., JPMorgan Securities Inc. and JPMorgan Chase Bank, N.A. (the “Debt Commitment Letters” and, together with the Equity Funding Letters, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”).  As of the date hereof, none of the Equity Funding Letters or Debt Commitment Letters has been amended or modified, no such amendment or modification is contemplated, and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect.  Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letters and the Debt Commitment Letters that are payable on or prior to the date hereof and, as of the date hereof, the Equity Funding Letters and the Debt Commitment Letters (or, if applicable, any alternative debt commitment letters entered into pursuant to Section 5.5(a)) are the valid, binding and enforceable obligations of Parent and Merger Sub, and to the Knowledge of Parent, the other parties thereto.  Assuming the Financing is funded and assuming the accuracy of the representations and warranties set forth in Article 3 and performance by the Company of its obligations under Section 5.2, the net proceeds contemplated by the Equity Funding Letters and Debt Commitment Letters will, together with Company cash, in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration, Option

Consideration and RSU Consideration (and any other repayment or refinancing of debt contemplated by this Agreement or the Equity Funding Letters or the Debt Commitment Letters) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under the Equity Funding Letters or the Debt Commitment Letters; provided that Parent is not making any representation regarding the effect of the inaccuracy of the representations and warranties in Article 3.  As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the date of the Closing; provided that Parent is not making any representation regarding the inaccuracy of the representations and warranties set forth in Article 3, or the failure of the Company to perform its obligations hereunder.  The Financing Letters contain all of the conditions precedent to the obligations of the parties thereunder to make Financing available to Parent on the terms therein.

(b)              Neither Parent, Merger Sub nor any member of the Equity Provider Group has (i) retained any financial advisor on an exclusive basis other than Affiliates of any member of the Equity Provider Group or (ii) entered into an agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis (or otherwise on terms that could reasonably be expected to prevent (or otherwise hinder) such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Takeover Proposal)), in the case of clauses (i) and (ii), in connection with the Merger or the other Transactions, except, in the case of clause (ii), for such actions taken after the No-Shop Period Start Date to the extent permitted pursuant to the second sentence of Section 5.5(c).  Neither Parent, Merger Sub nor any member of the Equity Provider Group has caused or induced any Person to take any action that, if taken by Parent, Merger Sub or any member of the Equity Provider Group, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.5(b).

SECTION 4.6                  Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company duly executed limited guarantees of each of Silver Lake Partners III, L.P. and TPG Partners V, L.P. (collectively, the “Guarantors”) with respect to certain matters on the terms specified therein (the “Guarantee”).  Each Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the applicable Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Guarantee.

SECTION 4.7                  Solvency.  Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  Immediately after giving effect to all of the Transactions, including the Financing, any alternative financing and the payment of the aggregate Merger Consideration, the Option

Consideration and the RSU Consideration under Section 2.4 and any other repayment or refinancing of debt that may be contemplated in the Commitment Letters, assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions, and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof (for such purposes, such representations and warranties shall be true and correct in all material respects) and (c) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon reasonable assumptions, and payment of all related fees and expenses, the Surviving Corporation will be Solvent.  For purposes of this Section 4.7, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the solvency of debtors, and (ii) without duplication of liabilities in clause (i), the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (c) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

SECTION 4.8                  Certain Arrangements.  Except as set forth in Section 4.8 of the Parent Disclosure Schedule, there are no Contracts between Parent, Merger Sub or the Guarantors, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions.  Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other Transactions contemplated thereby for purposes of the applicable provisions of the DGCL, neither Parent nor Merger Sub, alone or together with any other person, was at any time, or became, an “interested stockholder” thereunder or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any Transactions.

SECTION 4.9                  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons whose fees and expenses will be paid by Parent.

SECTION 4.10                Access to Information; Disclaimer.  Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic dataroom maintained by the Company through Merrill Corp. for purposes of the Transactions, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.1                  Preparation of the Proxy Statement; Stockholders Meeting.

(a)              Subject to Section 5.1(b) and unless this Agreement has been previously terminated pursuant to Section 7.1, the Company shall, as soon as possible after the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof (the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval.  The Company shall, through the Board of Directors of the Company or any committee thereof, but subject to the right of the Board of Directors of the Company or any committee thereof to make a Company Adverse Recommendation Change pursuant to Section 5.3, recommend to its stockholders that the Company Stockholder Approval be given (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Proxy Statement, and, unless there has been a Company Adverse Recommendation Change, the Company shall use all reasonable lawful action to solicit the Company Stockholder Approval.  The Company shall provide Parent with such information with respect to the solicitation of the Company Stockholder Approval as is reasonably requested by Parent.

(b)              The Company shall use its reasonable best efforts to prepare (with the assistance of Parent) and file a preliminary Proxy Statement as soon as practicable following the date hereof with the SEC and shall use its reasonable best efforts to respond (with the assistance of Parent) to any comments of the SEC or its staff, and, to the extent permitted by law, to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff and the Proxy Statement has been cleared by the SEC for mailing to the Company’s stockholders; provided that the Company shall not be required to mail the Proxy Statement prior to the No-Shop Period Start Date.  The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of the Company’s Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy

Statement or the Transactions.  If at any time prior to the Company Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare (with the assistance of Parent) and mail to its stockholders such an amendment or supplement, in each case to the extent required by applicable law.  Parent shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company in writing the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  Parent shall ensure that such information supplied by it in writing for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or respond and shall include in such document or response comments reasonably proposed by Parent.  The Company shall ensure that the Proxy Statement (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act.  Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

SECTION 5.2                  Conduct of Business.

(a)              Except as required by applicable Law or expressly contemplated or permitted by this Agreement or as contemplated by Section 5.2(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated), unless the Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice, provided that with respect to Avaya India and its Subsidiaries, subject to any fiduciary duties of any directors appointed by the Company or any of its Subsidiaries, the Company’s obligation shall be to use its reasonable best efforts to cause Avaya India and its Subsidiaries to carry on their respective businesses in all material respects in the ordinary course consistent with past practice.  To the extent consistent with the foregoing, the Company and its Material Subsidiaries shall use their respective reasonable efforts to preserve their business organizations intact and maintain existing relations with key customers, suppliers, employees and other persons with whom the Company or its Material Subsidiaries have material business relationships. Without limiting the generality of the foregoing, and except as required by applicable Law or expressly contemplated or permitted by this Agreement or as contemplated by Section 5.2(a) of the Company Disclosure Schedule, during such period, the Company shall not, and shall not permit any of its Subsidiaries to (or, in the case of Avaya India and its Subsidiaries, subject to any fiduciary duties of any directors appointed by the Company or any of its Subsidiaries, use its reasonable best efforts not to permit Avaya India or its Subsidiaries to), unless the Parent otherwise consents (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)            (A) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, provided that the Company may (1) issue shares of Company Common Stock under the ESPP or as required to be issued upon exercise or settlement of Options, RSUs or other equity rights or obligations under the Company Stock Plans or Company Plans outstanding on June 1, 2007 and the date hereof in accordance with the terms of the applicable Company Stock Plan or Company Plan in effect on the date hereof and (2) issue Options and/or RSUs in respect of, or representing the right to acquire, in the aggregate, no more than 2,000,000 shares of Company Common Stock pursuant to grants allocated by the appropriate committee of the Board of Directors prior to the date of this Agreement with a grant date of July 1, 2007 and grants to new hires provided for in offers of employment extended by the Company on or prior to the date of this Agreement provided that the ratio of Options to RSUs issued in reliance on this clause (2) shall, in the aggregate, be approximately three to one; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (x) pursuant to commitments in effect as of the date hereof  or (y) in connection with withholding to satisfy tax obligations with respect to Options and RSUs, acquisitions in connection with the vesting or forfeiture of equity awards, or acquisitions in connection with the net exercise of Options or the distribution of deferred shares; (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (D) split, combine, subdivide or reclassify any shares of its capital stock;

(ii)           enter into (A) a new Collective Bargaining Agreement or other similar agreement with any labor union or other collective bargaining organization in the United States or (B) any new individual shop agreement in Germany which materially increases the obligations of the Company or any of its Subsidiary;

(iii)          (A) incur any Indebtedness (excluding any letters of credit issued in the ordinary course of business) having an outstanding principal amount in excess of (1) $25 million per individual incurrence or (2) $100 million in the aggregate, provided that, in each case, any Indebtedness so incurred must be voluntarily prepayable without premium, penalties or other costs or (B) enter into any swap transaction other than in the ordinary course of business consistent with past practice;

(iv)          sell or license any of its properties or assets that are material to the Company and its Subsidiaries taken as a whole, except (A) sales, leases, rentals and licenses in the ordinary course of business, (B) pursuant to Contracts in force on the date of this Agreement, (C) dispositions of obsolete or worthless assets or (D) transfers among the Company and its Subsidiaries;

(v)           make capital expenditures except (x) as budgeted in the Company’s current plan approved by its board of directors that was made available to Parent or (y) in the ordinary course of business consistent with past practice;

(vi)          make any acquisition (including by merger) of the capital stock or (except in the ordinary course of business or as otherwise permitted by this Agreement) a material portion of the assets of any other Person for consideration in excess of $15 million;

(vii)         increase in any material respect the compensation of any of its directors, officers or employees, or enter into any new employment agreement not terminable at will or severance agreement other than (A) as required pursuant to applicable law or the terms of Company Plans or other employee benefit plans or arrangements in effect on the date of this Agreement, (B) to provide increases in salaries, wages and benefits of employees who are not executive officers or directors of the Company made in the ordinary course of business consistent with past practice (provided that payments of bonuses consistent with past practice shall not constitute an increase in compensation), (C) any severance agreement either (1) in the ordinary course of business with an employee or officer who is not a Vice President or more senior position or (2) on terms consistent in all material respects with severance plans or arrangements in effect on the date of the Agreement and (D) to enter into any such agreements in the ordinary course of business with persons who are employed outside the United States and are not directors or officers of the Company;

(viii)        make any material changes in financial or tax accounting methods, principles or practices (or change an annual accounting or period), except insofar as may be required by a change in GAAP or applicable Law;

(ix)           amend or modify in any material respect, or terminate any Material Contract other than in the ordinary course of business consistent with past practice;

(x)            amend the Company Charter Documents or organizational documents of any Material Subsidiary;

(xi)           adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Material Subsidiaries;

(xii)          grant any Lien in any of its material assets to secure any Indebtedness, except in connection with Indebtedness permitted under Section 5.2(a)(iii);

(xiii)         pay, discharge, settle or satisfy any material litigation or any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise) which could reasonably be expected to involve a payment by the Company or any of its Subsidiaries, other than in the ordinary course of business but not in excess of $5 million individually or $25 million in the aggregate;

(xiv)        except in the ordinary course of business, enter into any settlement, compromise or closing agreement with respect to any material Tax liability or Tax refund, file any amended Tax Return with respect to any material Tax, or waive or extend the statute of limitations in respect of material Taxes;

(xv)         in the case of Subsidiaries of the Company which are organized in jurisdictions other than a state of the United States, make any investment in debt or equity securities issued by the Company or any of its Subsidiaries organized under the laws of a state of the United States; or

(xvi)        commit or agree to take any of the foregoing actions.

(b)              The Company shall give Parent (i) prompt notice of any PBGC Contact and (ii) to the extent permitted by the PBGC, the opportunity to control all negotiations and proceedings with, or initiated by, the PBGC regarding any Company

Plan that is subject to Title IV of ERISA provided, however, that, (x) without the Company’s consent, Parent may not commit the Company or require the Company to commit itself under this Section 5.2(b) to any material obligations that would be effective prior to the Closing and (y) for the avoidance of doubt, no change, event, occurrence or effect arising out of, or resulting from or attributable to any action taken by the PBGC shall constitute a Material Adverse Effect.

SECTION 5.3                  Solicitation; Change in Recommendation.

(a)              Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the 50th day following the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors, affiliates and other representatives retained in connection with the Transactions (collectively, “Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage Takeover Proposals (as defined herein) (or inquiries, proposals or offers or other efforts or attempts that may lead to a Takeover Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements (as defined herein); provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in, and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.  For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement between the Company and any such Person existing as of the date of this Agreement and (ii) any confidentiality agreement entered into after the date of this Agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(b)              Except as permitted by this Section 5.3 and except as may relate to any Excluded Party (for as long as such Person or group is an Excluded Party), the Company shall and shall cause each of its Subsidiaries and Representatives to (i) on the No-Shop Period Start Date, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Takeover Proposal; and (ii) from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information other than in the ordinary course of business) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other party information with respect to, a Takeover Proposal or (C) enter into any agreement or agreement in principle with respect to a Takeover Proposal.  No later than 2 business days after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party and shall promptly provide to Parent a copy of any Takeover Proposal that is not a Public Equity Takeover Proposal made in writing provided to the Company or any of its Subsidiaries prior to the No-Shop Period Start Date  and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing.

(c)              Notwithstanding anything to the contrary contained in Section 5.3(b) but subject to the last sentence of this Section 5.3(c), if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Takeover Proposal from any Person or group of Persons, which Takeover Proposal was made on or after the No-Shop Period Start Date, (A) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (B) if the Board of Directors of the Company, or any committee thereof, determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and the Company shall promptly provide to Parent (and in any event within 48 hours) (i) a copy of any such Takeover Proposal made in writing provided to the Company or any of its Subsidiaries  and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing.

(d)              Following the No-Shop Period Start Date, the Company shall keep Parent informed of any material developments regarding any Takeover Proposal (whether made before or after the No-Shop Period Start Date) except for any material developments regarding a Public Equity Takeover Proposal and upon the reasonable request of Parent shall apprise Parent of the status of such Takeover Proposal.  The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing such information to Parent.  Notwithstanding the foregoing, the parties agree that, notwithstanding the commencement of the obligations of the Company under Section 5.3(b) on the No-Shop Period Start Date, the Company may continue to engage in the activities described in clause (i) and/or (ii) of Section 5.3(a) with respect to the Excluded Parties (for as long as any such Person or group is an Excluded Party) on and after the No-Shop Period Start Date, including with respect to any amended or revised proposal submitted by such Excluded Parties on or after the No-Shop Period Start Date, but this Section 5.3(d) shall not apply with respect to any Public Equity Takeover Proposal; provided that to the extent set forth therein, the provisions of Section 5.3(e) shall apply.

(e)              Except as expressly permitted by this Section 5.3(e), the Board of Directors of the Company shall not (i)(A) change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act,  or (C) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal, (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize the Company or any of its Subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “Company Acquisition Agreement”).  Notwithstanding anything to the contrary herein, (1) the Board of Directors of the Company may change, qualify, withdraw or modify, in any manner adverse to the Parent, the Company Board Recommendation if such Board determines in good faith for reasons not related to the receipt of a Takeover Proposal, after consultation with outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law provided, however, that nothing in this clause (1) will relieve the Company of any of its obligations under the first sentence of Section 5.1(a), and/or (2) if the Board of Directors of the Company receives a Takeover Proposal that the Board of Directors of the Company determines in good faith, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Proposal, the Company may make a Company Adverse Recommendation Change or enter into a Company Acquisition Agreement with respect to such Superior Proposal if the Company concurrently terminates this Agreement pursuant to Section 7.1(d)(ii) provided however, that, except with respect to a Public Equity Superior Proposal (w) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents), (x) the Company has negotiated in good faith with Parent during such notice period to the extent Parent wishes to negotiate, to enable the Parent to propose changes to the terms of this Agreement, the Financing Letters and the Guarantees that would cause such Superior Proposal to no longer constitute a Superior Proposal, (y) the Board of Directors of the Company shall have considered in good faith any changes to this Agreement, the Financing Letters and the Guarantees proposed in writing by Parent and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect, and (z) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice and the notice period shall have recommenced; and provided, further that the Company has complied in all material respects with its obligations under this Section 5.3 and provided, further, that any purported termination of this Agreement  pursuant to this sentence shall be void and of no force or effect, unless the Company pays Parent the Termination Fee in accordance with Section 7.3 prior to or concurrently with such termination.

(f)               Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if such Board determines, after consultation with outside legal counsel, that failure to so disclose such position could constitute a violation of applicable Law.  In addition, it is understood and agreed that, for purposes of this Agreement (including Article VII), a factually accurate public statement by the Company that only describes the Company’s receipt of a Takeover Proposal and the operation of this Agreement with respect thereto, or any temporary “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d.9(f) of the Exchange Act, or any similar temporary communication to the stockholders of the Company, shall not constitute a Company Adverse Recommendation Change or a withdrawal or modification, or proposal by the Board of Directors of the Company to withdraw or modify, such Board’s recommendation of this Agreement or the Transactions, or an approval or recommendation with respect to any Takeover Proposal.

(g)              As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any (A)  acquisition of assets of the Company and its Subsidiaries (including securities of Subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more; in each case, other than the Transactions.

(h)              As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal on terms which the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisors, to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation thereof), and this Agreement (including any changes to the terms of this Agreement proposed by Parent to the Company in writing in response to such proposal or otherwise),  provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

SECTION 5.4                  Reasonable Best Efforts.

(a)              Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions.  For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)              In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten business days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable; (ii) Parent agrees to file with the European Commission as promptly as reasonably practicable the Form CO, if any, required for the Transactions pursuant to the EC Merger Regulation and the Company agrees to provide Parent as promptly as practicable with such assistance as Parent reasonably requests for the purposes of filing such Form CO and, if such a filing is made, each party agrees to supply as promptly as practical any additional information and documentary material that may be required or requested by the European Commission and use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.4 necessary to obtain a decision from the European Commission declaring the Transactions compatible with the Common Market; and (iii) the Company and Parent shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions.

(c)              Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, the European Commission or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions.  Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Transactions, other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act.

(d)              In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority with respect to the application of Antitrust Laws to the Transactions.  Without limiting any other provision hereof, Parent and the Company shall each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, decision, order or judgment that would restrain, prevent or delay the consummation of the Transactions, on or before the Walk-Away Date, including by defending through litigation on the merits any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Walk-Away Date).  Notwithstanding anything to the contrary, Parent shall use its reasonable best efforts to take all such actions, including (y) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent (or any of its subsidiaries) and (z) otherwise taking or committing to take actions that limit Parent or its subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its subsidiaries’ businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other decision or order in any suit or proceeding under Antitrust Laws, which would otherwise have the effect of preventing or materially delaying the consummation of the Transactions; provided, however, that Parent shall not be required to take any such actions which would reasonably be expected to have a Material Adverse Effect.  The Company shall take such of the foregoing actions as Parent may request; provided that any such action is conditioned upon the consummation of the Merger.

SECTION 5.5                  Financing.

(a)              Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Financing Letters (or terms no less favorable to Parent or the Company (including with respect to the conditionality thereof)) and shall not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under the Financing Letters, if such amendment, modification, waiver or remedy reduces the aggregate amount of the Financing or amends the conditions precedent to the Financing in a manner that would reasonably be expected to delay or prevent the Closing Date or make the funding of the Financing less likely to occur; provided that Parent and Merger Sub may replace and amend the Debt Commitment Letters so long as (i) the aggregate amount of the debt financing contemplated thereby is not decreased by an amount that exceeds the amount, if any, by which the aggregate amount of the equity financing contemplated by the Equity Financing Letters is increased, (ii) the terms are no less favorable to Parent or the Company, including with respect to conditionality thereof, and (iii) would not expand the conditions to the debt financing set forth in the Debt Commitment Letters as of the date hereof in a manner that would reasonably be expected to delay or prevent the Closing; and in any such event Parent shall disclose to the Company its intention to obtain such alternative financing, shall keep the Company informed of the terms thereof and shall deliver to the Company final drafts of the Debt Commitment Letters providing for such alternative financing and, if requested to do so, the Company shall within a reasonable time (and in no event more than 3 business days thereafter) inform Parent as to whether it agrees that such alternative financing is on terms no less favorable (including, with respect to the conditionality thereof) to the Company than the Financing Letters.  For purposes of this Section 5.5, references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.5(a) and references to “Debt Commitment Letters” shall include such documents as permitted to be amended, modified or replaced by this Section 5.5(a).  Each of Parent and Merger Sub shall use its reasonable best efforts (i) to maintain in effect the Financing Letters and to negotiate definitive agreements with respect to the Debt Commitment Letters on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letters (or on terms no less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letters), (ii) to satisfy all conditions applicable to it and within its control in such definitive agreements and consummate the Financing at or prior to the Closing, and (iii) to comply with its obligations under the Financing Letters.  Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all documents related to the Financing

(other than any ancillary documents subject to confidentiality agreements, including fee letters and engagement letters).  In the event that all conditions in the Financing Letters (other than in connection with the Debt Financing, the availability of funding of any of the Equity Financing) have been satisfied or, upon funding will be satisfied, and taking into account the obligations of Parent and Merger Sub with respect to bridge financing, Parent and Merger Sub shall use their reasonable best efforts to cause such lenders and the other Persons providing such Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger and the other Transactions.  In the event that (i) all conditions in Sections 6.1 and 6.2 have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the financing provided for by the Debt Commitment Letters (or, if alternative financing is being used in accordance with this Section 5.5, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if the Equity Financing and the Debt Financing are funded such that the Closing pursuant to Article II could occur, the Company is willing to waive all conditions in Section 6.3, Parent shall enforce its rights under the Equity Funding Letters to cause the Equity Financing to be funded at the Closing.  If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letters, (A) Parent and Merger Sub shall immediately notify the Company and (B) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable to Parent than the terms and conditions set forth in the Debt Commitment Letters (including the flex provisions) (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period.  Parent shall give the Company prompt notice of any material breach by any party to the Financing Letters or of any condition not likely to be satisfied, in each case, of which Parent or Merger Sub becomes aware or any termination of the Financing Letters.  For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing structured as privately offered notes is not yet received by Parent or Merger Sub, (y) the conditions to closing in Article VI (other than the delivery of officers’ certificates contemplated in Sections 6.2(a), 6.2(b), 6.3(a) or 6.3(b)) shall have been satisfied or waived and (z) the bridge facilities contemplated by the Debt Commitment Letters (or alternative bridge financing obtained in accordance with this Agreement) are available in all material respects on the terms and conditions (including the flex provisions) described in the Debt Commitment Letters (or described in replacements thereof on terms and conditions no less favorable to Parent or Merger Sub or alternative financing thereof), then Parent shall cause the proceeds of such bridge financing (or replacement or alternative financing) to be used to replace such privately offered note financing no later than the final day of the Marketing Period.  Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.  Notwithstanding anything contained in this Section 5.5 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required (1) to amend or waive any of the terms or conditions hereof or (2) to consummate the Closing any earlier than the final day of the Marketing Period.

(b)              Prior to the Closing Date, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to provide, at Parent’s sole expense, and shall use reasonable best efforts to cause its Representatives, including legal and accounting, to provide, all cooperation reasonably requested by Parent and that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”) and the other Transactions (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) furnishing Parent and Merger Sub and their Financing sources as promptly as practicable  with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent, including all financial statements and financial and other data of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X) and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act, to consummate the offerings of debt securities contemplated by the Available Financing at the time during the Company’s fiscal year such offerings will be made (information required to be delivered pursuant to this clause (i) being referred to as, the “Required Information”), (ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Available Financing, (iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Available Financing; provided that any private placement memoranda or prospectuses in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iv) using reasonable best efforts to obtain accountant’s comfort letters, legal opinions, surveys and title insurance reasonably requested by Parent, (v) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (vi) executing and delivering any pledge and security documents, other definitive financing documents or other certificates, or documents as may be requested by Parent (including a certificate of the chief financial officer of the Company or any of its Subsidiaries with respect to solvency matters and consents of accountants for use of their reports in any material relating to the Available Financing) and (vii) facilitating the consummation of the Available Financing and the direct borrowing or incurrence of all proceeds of the Available Financing, by the Surviving Corporation immediately following the Effective Time; provided, however, that, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument (other than the representation letter referred to above) shall be effective until the Effective Time and, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Available Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Available Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.  Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 5.5 and shall indemnify and  hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any information provided by the Company or any of its Subsidiaries.

(c)              In no event shall Parent, Merger Sub or any member of the Equity Provider Group (i) retain any financial advisor on an exclusive basis other than (x) advisors to which the Board of Directors of the Company or the Company consents (which consent shall not be unreasonably withheld, delayed or conditioned) or (y) Affiliates of any member of the Equity Provider Group or (ii) enter into any agreement, arrangement or understanding, with any bank or investment bank or other potential provider of debt or equity financing on an exclusive basis (or otherwise on terms that could reasonably be expected to prevent such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries), in connection with the Merger or the Transactions.  Notwithstanding the foregoing in clause (ii) of this Section 5.5(c), but subject to the other terms of this Agreement, including Section 5.4, Parent may seek and obtain equity commitments and equity financing with respect to the Parent Equity Share from (A) the partners of Silver Lake Partners III, L.P. and TPG Partners V, L.P. (“Parent Limited Partners”), the parties set forth in Section 5.5 of the Company Disclosure Schedule and their affiliates and other Persons consented to by the Company and (B) after the No-Shop Period Start Date, other Persons; provided that, (1) such other Persons are not, and their respective Affiliates are not, and do not subsequently become, lenders under the Debt Commitment Letters (or any alternative debt financing) on an exclusive basis and are not Excluded Parties that the Company has identified to Parent, and (2) doing so does not (y) expand in any respect upon the conditions precedent and other contingencies to the Financing set forth in the Financing Letters as of the date hereof or (z) prevent, impair or delay in any respect the availability of the Financing under the Financing Letters or the consumption of the Merger and other Transactions.  For purposes of this Agreement, “Parent Equity Share” means the amount of equity financing committed to be provided by the Equity Providers pursuant to the Equity

Funding Letters.  Neither Parent, Merger Sub nor any member of the Equity Provider Group shall cause or induce any Person to take any action that, if taken by Parent, Merger Sub or any member of the Equity Provider Group, would be a breach of, or would otherwise not be permitted by, this Section 5.5(c).

SECTION 5.6                  Public Announcements.  The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company.  Except with respect to any Company Adverse Recommendation Change or any action taken pursuant thereto, and in accordance with Section 5.3 and Article VII, so long as this Agreement is in effect, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law, applicable fiduciary duties or by any applicable listing agreement with a national securities exchange as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

SECTION 5.7                  Access to Information; Confidentiality.  Subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and Parent’s representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request (other than any publicly available document filed by it pursuant to the requirements of Federal or state securities Laws); provided that Parent and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third-party, waive the protection of an attorney-client privilege, or expose the Company to risk of liability for disclosure of sensitive or personal information.  Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the preceding sentence, it shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.  Without limiting the generality of this Section 5.7, from the date of this Agreement until the Effective Time, the Company will furnish to the Parent promptly after becoming available, monthly financial statements including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as well as any update of its outlook for the quarter or the balance of the fiscal year, as it may prepare for management’s internal use.   Until the Effective Time, the information provided will be subject to the terms of the letter agreement, dated as of May 7, 2007, between Parent and Silver Lake Management Company, L.L.C. and TPG Capital, L.P. (as it may be amended from time to time, the “Confidentiality Agreement”), and, without limiting the generality of the foregoing, Parent shall not, and shall cause its representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

SECTION 5.8                  Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions.

SECTION 5.9                  Indemnification and Insurance.

(a)              From and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the Transactions), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (x) the Company Charter Documents and the organizational documents of such Subsidiaries as currently in effect and (y) the indemnification agreements listed on Section 5.9 of the Company Disclosure Schedule, which shall survive the Transactions and continue in full force and effect in accordance with their respective terms.  Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, shall cause, unless otherwise required by law, the certificate of incorporation and by-laws of the Surviving

Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.9 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.9) as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b)              An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.9 (each, a “Claim”) with counsel selected by the Indemnitee, which counsel shall be reasonably acceptable to Parent; provided, however, that Parent (i) shall be permitted to participate in the defense of such Claim at its own expense, (ii) shall not be liable for any settlement effected without Parent’s written consent and (iii) shall not be liable for the fees and expenses of more than one counsel in addition to any local counsel.  Each of Parent, the Company, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.  Nothing in this Section 5.9(b) shall relieve Parent of its indemnity and other obligations set forth in Section 5.9(a) except to the extent provided in clause (ii) above.

(c)              For the six-year period commencing immediately after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy); provided, however, that, if the aggregate annual premiums for such insurance shall exceed 300% of the current aggregate annual premium, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium of 300% of the current aggregate annual premium; provided that any such replacement or substitution of insurance policies shall not result in gaps in coverage and; provided further, however, that at no time shall such coverage be less than the directors’ and officers’ liability insurance coverage then provided by Parent to its directors and officers.

(d)              The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(e)              In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.9.

SECTION 5.10                Fees and Expenses.  Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.  Notwithstanding anything to the contrary contained herein, Parent shall pay all filing fees required under the HSR Act or other antitrust filings with any Governmental Authority by reason of the transactions contemplated hereby.

SECTION 5.11                Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

SECTION 5.12                Employee Matters.

(a)              For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each active employee of the Company and its Subsidiaries (“Company Employees”) annual base salary and base wages, cash incentive compensation opportunities and benefits (excluding equity-based compensation), in each case, that are no less favorable, in the aggregate, than such annual base salary and base wages, cash incentive compensation opportunities and benefits (excluding equity-based compensation) provided to the Company Employees immediately prior to the Effective Time.  Notwithstanding any other provision of this Agreement to the contrary, (i) Parent shall or shall cause the Surviving Corporation to provide Company Employees whose employment terminates during the one-year period following the Effective Time with severance benefits at levels no less than and pursuant to the terms of the Company’s severance plan consistent with its past practice and (ii) such severance benefits shall be determined taking into account the service crediting provisions set forth in Section 5.12(b) below.

(b)              For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the Effective Time (including the Company Plans) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the Effective Time.  Parent shall cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)              From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that, subject to the requirements of Section 5.12(a), nothing herein shall prohibit the Surviving

Corporation from amending or terminating any particular Company Plan to the extent permitted by its terms or applicable Law.

(d)              Parent shall unconditionally assume all of the obligations of the Company under its severance agreements, by written instrument delivered to the participant or executive (or his or her beneficiary or estate, as applicable), in accordance with the terms of such agreements.

(e)              The provisions of this Section 5.12 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third party beneficiary of the Agreement and nothing herein shall be construed as an amendment to any Company Plan for any purpose.

SECTION 5.13                Delisting.  Parent shall cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 5.14                Employee Stock Purchase Plan.  The Company shall suspend or terminate its Employee Stock Purchase Plan (the “ESPP”) as soon as practicable.  The Company agrees that, promptly following the execution of this Agreement, it shall provide notice to each of the Communications Workers of America and the International Brotherhood of Electrical Workers pursuant to their respective collective bargaining agreements with the Company of the Company’s intention to suspend or terminate the ESPP as soon as practicable after the date of this Agreement.  The Company shall eliminate the inclusion of the Company Common Stock (not including mutual funds and other collective investment products which may include Company Common Stock in their holdings) in the Company’s 401(k) plans as soon as practicable after the date of this Agreement.

SECTION 5.15                Parent Expenditure.  Between the date of this Agreement and the Closing, Parent shall not expend funds other than in connection with the Transactions and the payment of related expenses.

ARTICLE VI

Conditions Precedent

SECTION 6.1                  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained;

(b)              Antitrust.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and the Foreign Antitrust Laws listed on Schedule 6.1(b) shall have been terminated or shall have expired.  In addition, any waiting period (and any extension thereof) applicable to the Merger under any other Foreign Antitrust Laws shall have been terminated or shall have expired, other than any expiration or termination, the failure of which to occur or obtain individually or in the aggregate would not reasonably be expected to result in a Material Adverse Effect, assuming consummation of the Merger; and

(c)              No Injunctions or Restraints.  No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

SECTION 6.2                  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Representations and Warranties.  The representations and warranties of the Company (1) set forth in Sections 3.6(b) and 3.14 shall be true and correct as of the Closing Date as if made on and as of the Closing Date, (2) set forth in Sections 3.2(a) through (c) shall be true and correct in all but de minimis respects as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), (3) set forth in Sections 3.16(a)(iii), 3.18 and 3.19 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date) and (4) set forth in this Agreement other than those Sections specifically identified in clause (1), (2) or (3) of this paragraph disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except, in the case of this clause (4), where the failure to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)              Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

SECTION 6.3                  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)              Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement spurposes of the Transactions, hall be true and correct as of the date of this Agreement and as of the Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where such failures to be so true and correct would not prevent consummation of the Merger.  The Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer Parent and Merger Sub as to the effect of the preceding sentence.

(b)              Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

SECTION 6.4                  Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.4.

ARTICLE VII

Termination

SECTION 7.1                  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)              by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

(b)           by eitpurposes of the Transactions, her of the Company or Parent (if, in the case of the Company, it has not materially violated Section 5.3):

(i)            if the Merger shall not have been consummated on or before February 15, 2008 (the “Walk-Away Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Walk-Away Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii)           if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(iii)          if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c)           by Parent,

(i)            if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (ii) cannot be cured by the Company by the Walk-Away Date or if capable of being cured, shall not have been cured within 30 calendar days following receipt of written notice from the Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 6.3(a) or (b) not being satisfied; or

(ii)           the Board of Directors of the Company (or any committee thereof) (A) shall have effected a Company Adverse Recommendation Change or (B) the Company fails to include the Company Board Recommendation in the Proxy Statement; or

(iii)          if the Company shall have materially breached or failed to perform its obligations set forth in Section 5.3, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (ii) cannot be cured by the Company by the Walk-Away Date or if capable of being cured, shall not have been cured within 5 calendar days following receipt of written notice from the Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(iii); provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 6.3(a) or (b) not being satisfied; or

(d)              by the Company:

(i)            if Parent or Merger Sub shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (ii) cannot be cured by Parent or Merger Sub by the Walk-Away Date or if capable of being cured, shall not have been cured within 30 calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided that, Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 6.2(a) or(b) not being satisfied;

(ii)           in order to enter into a transaction that is a Superior Proposal, if, prior to the receipt of the Company Stockholder Approval, (A) the Board of Directors of the Company determines in good faith that it has received a Superior Proposal and (B) prior to or concurrently with such termination, the Company pays the fee due under Section 7.3; or

(iii)          if all of the conditions set forth in Sections 6.1, 6.2(a) and 6.2(b) have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and Parent or Merger Sub has failed to consummate the Merger no later than 2 business days after the final day of the Marketing Period.

SECTION 7.2                  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.2 and 7.3, Article VIII, the expense reimbursement and indemnification provisions of Section 5.5(b) and the last sentence of Section 5.10, the Confidentiality Agreement and the Guarantee in accordance with their terms, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) the Company or the Parent may have liability as provided in Section 7.3, and (ii) nothing shall relieve any party from liability for fraud.

SECTION 7.3                  Termination Fee.

(a)           In the event that:

(i)            (A) a Takeover Proposal shall have been publicly made, proposed or communicated, after the date hereof and not abandoned prior to the Company Stockholders Meeting or prior to the termination of this Agreement if there has been no Company Stockholders Meeting, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(c)(i) and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to any Takeover Proposal and such Takeover Proposal is consummated (provided that for purposes of clause (C) of this Section 7.3(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”); or

(ii)           this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii); or

(iii)          this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii);

then, in any such event under clause (i), (ii) or (iii) of this Section 7.3(a), the Company shall pay as directed by Parent the Termination Fee (as defined below) (less the amount of Parent Expenses, if any, previously paid to Parent or its designees by the Company pursuant to Section 7.3(c)), by wire transfer of same day funds, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.  “Termination Fee” shall mean an amount equal to $250 million, except (x) in the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) in order to enter into a definitive agreement with respect to a Takeover Proposal with an Excluded Party, or (y) in the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) in a circumstance in which the event giving rise to the right of termination is based solely on the submission of a Takeover Proposal by a party that submitted a written Takeover Proposal prior to the No-Shop Period Start Date, in which cases the Termination Fee shall mean an amount equal to $80 million.  If the Termination Fee becomes payable pursuant to Section 7.3(a)(i) or (iii), it shall be paid no later than two business days after the event that causes the Termination Fee to be payable.  If the Termination Fee becomes payable pursuant to Section 7.3(a)(ii), it shall be paid prior to, and such payment shall be a condition precedent to, the termination of this Agreement.

(b)           In the event that:

(i)            the Company shall terminate this Agreement pursuant to Section 7.1(d)(i); or

(ii)           the Company shall terminate this Agreement pursuant to Section 7.1(d)(iii);

then in any such event under clause (i) or (ii) of this Section 7.3(b), Parent shall pay to the Company a termination fee of $250 million in cash (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)           In the event that:

(i)            (A) a Takeover Proposal shall have been publicly made, proposed or communicated, after the date hereof and not abandoned prior to the Company Stockholders Meeting, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or the Parent pursuant to Section 7.1(b)(iii) (provided that for purposes of this clause (c)(i) of this Section 7.1, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”); or

(ii)           Parent shall terminate this Agreement pursuant to Section 7.1(c)(iii);

then in any such event under clause (i) or (ii) of this Section 7.3(c), the Company shall pay Parent or its designees, as promptly as possible (but in any event within 2 business days) following the delivery by Parent of an invoice therefor, all out-of-pocket fees and expenses incurred by Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the Financing (“Parent Expenses”); provided that the Company shall not be required to pay more than an aggregate of $30 million in Parent Expenses pursuant to this Section 7.3(c).

(d)              Any amount that becomes payable pursuant to Section 7.3(a), 7.3(b) or 7.3(d) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(e)              Each of the parties hereto acknowledge that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, the other party would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the payment set forth in this Section 7.3, such paying party shall pay the other party its reasonable and documented costs and expenses (including reasonable  and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date such payment was actually received.

(f)               Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in the second to last sentence of this Section 7.3(f) and Section 8.8, the Company’s right to receive payment of the Parent Termination Fee from Parent or the Guarantors pursuant to the Guarantees in respect thereof shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers or Affiliates for the loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of Parent, Merger Sub, the Guarantors or any of their former, current or future general or limited partners, stockholders, managers, members, directors, officers or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent shall also be obligated with respect to Section 7.3(e) and the Guarantors under the Guarantees in respect of Section 7.3(e)). Notwithstanding anything to the contrary in this Agreement but subject to Section 8.8 and the proviso to this sentence, Parent’s right to receive payment from the Company of (i) the Parent Expenses pursuant to Section 7.3(c) and/or (ii) the Termination Fee pursuant to Section 7.3(a) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for the loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that the Company shall also be obligated with respect to Section 7.3(e) and for any of its expense reimbursement and indemnification obligations contained in Section 5.5; provided that, if this Agreement shall have been terminated by Parent pursuant to Section 7.2(c)(iii), Parent shall be entitled to recover from the Company its damages taking into account any payment of Parent Expenses relating to or arising out of such breach or failure to perform.  Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s obligation to cause the Equity Financing to be funded to fund the Merger in the event that (i) all conditions in Sections 6.1 and 6.2  have been satisfied (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing would have occurred but for the failure of the Equity Financing to be funded, (ii) the financing provided for by the Debt Commitment Letters (or, if alternative financing is being used in accordance with Section 5.5, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing pursuant to Article II will occur.  For the avoidance of doubt, (1) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee and (2) while the Company may pursue both a grant of specific performance of the type provided by the preceding sentence and the payment of the Parent Termination Fee under Section 7.1(b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and any money damages, including all or any portion of the Parent Termination Fee.

ARTICLE VIII

Miscellaneous

SECTION 8.1                  No Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.  Each of the Confidentiality Agreement and the Guarantee shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

SECTION 8.2                  Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

SECTION 8.3                  Extension of Time, Waiver, Etc.  At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions.  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.4                  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided , however, that Parent and Merger Sub may assign this Agreement to any of their Affiliates (provided that such assignment shall not (i) affect the obligations of any Equity Provider under the applicable Equity Funding Letter or any Guarantor under the applicable Guarantee or (ii) impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement).  No assignment by any Party shall relieve such Party of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section shall be null and void.

SECTION 8.5                  Counterparts.  This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 8.6                  Entire Agreement; No Third-Party Beneficiaries.  This Agreement, including the Company Disclosure Schedule, the Parent Disclosure Schedule, and the exhibits hereto, together with the other instruments referred to herein, including the Confidentiality Agreement and the Guarantee (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) the right of the Company’s stockholders to receive the Merger Consideration at the Effective Time; (ii) the right of the holders of Company Options or RSUs to receive the Option Consideration or RSU Consideration, as applicable, at the Effective Time; (iii) the provisions set forth in Section 5.9 of this Agreement and (iv) the rights of persons who are explicitly provided to be third party beneficiaries of the Guarantee or the Equity Funding Letter solely to the extent of the rights set forth therein, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 8.7                  Governing Law; Jurisdiction.

(a)              This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b)              All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

SECTION 8.8                  Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.9                  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.10                Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

c/o Silver Lake Partners III, L.P.
9 West 57th Street, 25th Floor
New York, New York  10019
Attention:  Greg Mondre
Facsimile:  212-381-3535

and

c/o TPG Partners V, L.P.
301 Commerce Street
Suite 3300
Forth Worth, Texas  76102
Attention:  Clive Bode, Esq.
Facsimile:  817-871-4001

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, Massachusetts  02110
Attention:  Alfred O. Rose, Esq.
Facsimile:  617-951-7050

If to the Company, to:

Avaya Inc.
211 Mt. Airy Road
Basking Ridge, New Jersey  07920
Attention:  Pamela F. Craven, Chief Administrative Officer
Facsimile:  (908) 953-3902

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

Attention:  Akiko Mikumo, Esq.
Malcolm Landau, Esq.

Facsimile:  (212) 310-8007

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attention:  Eileen T. Nugent, Esq.

Kenneth M. Wolff, Esq.

Facsimile:  (212) 735-3000

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.11                Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.12                Definitions.

(a)         As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.  Without limiting the foregoing, the “Affiliates” of Parent shall include TPG Partners V, L.P. and Silver Lake Partners III, L.P.

“Avaya India” means Avaya GlobalConnect Limited.

“business day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed provided that, for purposes of the definition of “Marketing Period”, January 14, 2008 shall be deemed to be a “business day”.

“Company Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA and any other material employee benefit plan or agreement maintained by the Company or any of its Subsidiaries.

“Company Stock Plans” shall mean the plans and agreements listed in Section 3.11(c)(1) of the Company Disclosure Schedule.

“Encumbrance” shall mean any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Disclosures” means, with respect to the Filed Company SEC Documents, disclosure as to risk factors, forward-looking statements and other similarly generic disclosure contained or incorporated by reference therein.

“Excluded Party” shall mean any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the No-Shop Period Start Date constitute at least 75% of the equity financing of such group at all times following the No-Shop Period Start Date and prior to the termination of this Agreement) from whom the Company or any of its Representatives has received a written Takeover Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Board of Directors of the Company or any committee thereof determines in good faith (such determination to be made on or prior to the No-Shop Period Start Date), after consultation with independent financial advisors and outside legal counsel, constitutes or could reasonably be expected to lead to a Superior Proposal provided, however, that any such Person or group shall cease to be an “Excluded Party” at such time after the No-Shop Period Start Date as negotiations between the Company and such Person or group with respect to Takeover Proposal(s) made by such Person or group shall have terminated.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” shall mean any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational.

“Hazardous Materials” shall mean (i) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (ii) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant” or analogous terminology under any applicable Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any capital lease obligations to any Person other than the Company or any of its Subsidiaries, (iii) any guarantee of any such indebtedness or debt securities of any Person other than the Company or any of its Subsidiaries or (iv) any “keep well” or other agreement to maintain any financial statement condition of any Person other than the Company or any of its Subsidiaries.

“Intellectual Property” shall mean, collectively, trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, the goodwill in any of the foregoing; works, registered and unregistered copyrights, software, data, databases; technology, inventions, trade secrets, patents and patent applications; and any other proprietary rights recognized under any applicable law, and, to the extent registrable, all applications and registrations therefor anywhere in the world.

“Knowledge” shall mean, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.12 of the Company Disclosure Schedule.

“Licensed Software” means all material computer, software or firmware programs, modules or libraries licensed to the Company or any of its Subsidiaries and incorporated into or used by the Company or its Subsidiaries in, to develop, to maintain or to support any of the products or services of their respective businesses.

“Liens” shall mean any pledges, claims, liens, licenses, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Marketing Period” shall mean the first period of 20 consecutive business days after the date of this Agreement throughout which (A) Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 5.5(b) and (B) the conditions set forth in Section 6.1 have been satisfied (other than conditions that by their nature can only be satisfied at Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 business day period; provided that if the Marketing Period has not ended on or prior to August 15, 2007, the Marketing Period shall commence no earlier than September 5, 2007; provided, further, that if the Marketing Period has not ended on or prior to November 27, 2007, the Marketing Period shall commence no earlier than January 2, 2008, provided, further, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such 20 business day period, (i) PriceWaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Company SEC Documents, (ii) the Company shall have announced any intention to restate any of its financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence at the earliest unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required, (iii) the Company shall have been delinquent in filing any material report with the SEC, in which case the Marketing Period will not be deemed to commence at the earliest unless and until all such delinquencies have been cured, or (iv) the financial statements included in the Required Information that are available to Parent on the first day of such 20 business day period would not be sufficiently current to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, in which case a new Marketing Period shall commence when Parent receives updated Required Information that would be sufficiently current to permit a registration statement using the financial statements contained therein to be declared effective by the SEC on the last day of such new Marketing Period.

“Material Subsidiary” means (i) Avaya International Sales Limited, (ii) Avaya German Holdco GmbH and its Subsidiaries, and (iii) Avaya U.K.

“Owned Software” means all computer, software or firmware programs, modules or libraries owned or purported to be owned by the Company or any of its Subsidiaries.

“Permitted Encumbrances” shall mean easements, rights-of-way, encroachments, restrictions, conditions and other similar encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable Real Property and (B) do not and would not materially and adversely impact the use (or contemplated use), utility or value of the applicable Real Property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location.

“Permitted Liens” shall mean (a) statutory liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business and (c) such other liens, encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien, encumbrance or imperfection.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Public Equity Superior Proposal” shall mean a Superior Proposal in which the consideration includes common stock to be issued by a Person other than the Company that at the date such Superior Proposal is first proposed to the Company is of a class that is registered under Securities Exchange Act of 1934, as amended, and actively traded on a securities exchange.

“Public Equity Takeover Proposal” shall mean a Takeover Proposal in which the consideration includes common stock to be issued by a Person other than the Company that at the date such Takeover Proposal is first proposed to the Company is of a class that is registered under Securities Exchange Act of 1934, as amended, and actively traded on a securities exchange.

“Review Committee” shall mean a review committee of the Board of Directors of the Company existing as of the date of this Agreement.

“Software” means the Licensed Software and the Owned Software.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger.

The following terms are defined on the page of this Agreement set forth after such term below:

Acceptable Confidentiality Agreement	33
Agreement	1
Antitrust Laws	37
Balance Sheet Date	14
Bankruptcy and Equity Exception	11
Certificate	3
Certificate of Merger	2
Claim	45
Closing	2
Closing Date	2
Code	6
Collective Bargaining Agreement	18
Company	1
Company Acquisition Agreement	35
Company Adverse Recommendation Change	35
Company Board Recommendation	28
Company Charter Documents	9
Company Common Stock	3
Company Disclosure Schedule	8
Company Employees	47
Company Intellectual Property	19
Company Pension Plan	17
Company Preferred Stock	9
Company SEC Documents	13
Company Stockholder Approval	12
Company Stockholders Meeting	28
Confidentiality Agreement	44
Contract	12
Debt Commitment Letters	25
Debt Financing	25
DGCL	1
Dissenting Shares	6
Dissenting Stockholders	6
EC Merger Regulation	13
Effective Time	2
Environmental Laws	18
Equity Funding Letter	25
Equity Provider Group	25
ERISA Affiliate	17
ESPP	48
Exchange Act	12
Filed Company SEC Documents	8
Financing	25
Financing Letters	25
Foreign Antitrust Laws	13
Guarantee	1, 27
Guarantor	1
Guarantors	27
Indemnitee	44
Laws	15
Material Adverse Effect	8
Merger	1
Merger Consideration	3
Merger Sub	1
New Plans	47
No-Shop Period Start Date	33
Old Plans	47
Option	7
Option Consideration	7
Parent	1
Parent Equity Share	43
Parent Limited Partners	43
Parent Termination Fee	54
Paying Agent	3
PBGC	18
PBGC Contact	18
Permits	15
Proxy Statement	12

Representatives	33
Required Information	41
Restraints	49
Rights	9
Rights Agreement	9
RSU Consideration	7
RSUs	7
Sarbanes-Oxley Act	13
Securities Act	11
Series A Preferred Stock	9
Solvent	27
Superior Proposal	37
Surviving Corporation	1
Takeover Proposal	36
Tax Returns	16
Taxes	16
Termination Fee	53
Walk-Away Date	51

SECTION 8.13                Interpretation.

(a)              When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted assigns and successors.

(b)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SIERRA HOLDINGS CORP.

By:	/s/ Greg Mondre
Name: Greg Mondre
Title: President

SIERRA MERGER CORP.

By:	/s/ Greg Mondre
Name: Greg Mondre
Title: President

AVAYA INC.

By:	/s/ Louis J. D’Ambrosio
Name: Louis J. D’Ambrosio
Title: President and Chief Executive Officer

[AGREEMENT AND PLAN OF MERGER]